SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of June, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                      RYANAIR'S CUSTOMER SERVICE IS NO.1!

                    RYANAIR IMPROVES NAME CHANGE POLICY AND
                        INTRODUCES ROUTE CHANGE FACILITY

Ryanair, Europe's No.1 low fares airline, today (Tuesday, 29th June 2004) announced improved facilities for customers wishing to change a passenger name on a booking, and a new facility which will even allow passengers to change routes. These new customer friendly initiatives, which are the result of extensive customer feedback, commence today, 29th June 2004.

Improved New Name Change Facility:

   -Name changes are available across all Ryanair call centres, up to 3 hours prior to the scheduled departure time of the first flight in your Ryanair booking (subject to call centre opening hours).
   -New all-in name change fee GBP35/EUR50 (or local currency equivalent), per name change.

New Route Change Facility:

   -Complete route changes are now possible via www.ryanair.com up to 12 hours prior to scheduled departure of your first flight. Between 12 and 3 hours prior to your scheduled departure you can change your booking by contacting your local Ryanair reservations center (subject to call centre opening hours) web fares/discounts do not apply to call centre changes.
   -Route change fee charge of GBP15/EUR22 (or local currency equivalent) per flight per person + the difference in price between the original fare paid and the lowest available fare for the new booking at the time.

Ryanair's Head of Customer Service, Caroline Green said:

        "Ryanair already gives our customers Europe's lowest fares, unbeatable flight punctuality and customer service - and now we're making it even more flexible to fly with Europe's No. 1 low fares airline. Customer feedback is important to us, and these new customer friendly facilities are a direct result of feedback. These new initiatives give even greater flexibility to Ryanair passengers.
        "Now no Ryanair passenger need forfeit their booking or monies paid, if for any reason they cannot travel - they can simply and cheaply change the name or even change the route!"

Ends.                      Tuesday, 29th June 2004

For further information:   See www.ryanair.com for call centre details

Paul Fitzsimmons - Ryanair          Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228              Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 June 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director